January 13th, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Q4 2024 Production Results Generating Record Gold Revenue
of US$ 28.8 million and an Increase in Cash of US$ 9.5 million

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to provide fourth quarter 2024 ("Q4 2024") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua and an update on the Eagle Mountain Gold Project in Guyana. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

Q4 2024 Operational Highlights for San Albino

  46,733 tonnes mined containing 14,616 ounces ("oz") of gold ("Au") at an average grade of 9.73 grams per tonne ("g/t") Au and 13,147 oz of silver ("Ag") at 8.75 g/t Ag
    24,819 tonnes mined containing 11,818 oz Au at 14.81 g/t Au and 10,419 oz Ag at 13.06 g/t Ag from diluted vein material
    21,913 tonnes mined containing 2,799 oz Au at 3.97 g/t Au and 2,728 oz Ag at 3.87 g/t Ag from historical dump and other mineralized material above cutoff grade ("historical dump + other")
    27.6:1 strip ratio (1)
  51,242 tonnes milled containing 14,175 oz Au at an average mill head grade of 8.60 g/t Au and 13,453 oz Ag at 8.17 g/t Ag
    49% and 51% from diluted vein and historical dump and other, respectively
    576 tonnes per day ("tpd") milled at 97% availability
    Mill recovery of 85.0% for gold
  At quarter end, the stockpile was estimated at 130,987 tonnes at an average grade of 2.69 g/t Au for contained Au of 11,327 oz
  12,053 oz Au recovered and 10,803 oz Au sold during Q4 2024 resulting in record gold revenues of US$ 28.8 million
  Delivered 40,500 oz of silver as part of the Sailfish Silver Loan for a total of US$ 1.1 million in Q4 2024
  Cash Balance of approx. US$ 14.5 million in Q4 2024, an increase of US$ 9.5 million from Q3 2024

Akiba Leisman, Chief Executive Officer of Mako states that "Production in Q4 2024 was back to normal, after a relatively weak Q3 due to a brief delay in receiving an EIA permit which was received in July.  Recovered gold ounces were up 134% quarter over quarter to 12,053 ounces, with gold sales increasing to 10,803 ounces, generating US$28.8 million in revenue. Cash balances increased by US$9.5 million, after an extensive exploration program at both the Nicaraguan and Guyanese assets. At the end of the quarter, the Company announced its intent to acquire the Moss gold mine in Arizona for US$4.9 million. This acquisition, and all associated capital expenditures required to restart mining operations will be funded out of a small fraction of the Company's cash generation from Q4 2024."

(1) Strip Ratio calculation does not include Waste Capitalization

Table 1 - Operating Results

	Units	Q1 2024	Q2 2024	Q3 2024	Q4 2024

Mined
Diluted Vein
Tonnes	t	25,374	24,365	6,781	24,819
Gold Grade	g/t	11.85	14.25	12.72	14.81
Silver Grade	g/t	12.16	19.00	12.02	13.06
Contained Gold	oz	9,664	11,160	2,774	11,818
Contained Silver	oz	9,919	14,885	2,620	10,419
Historical Dump + Other*
Tonnes	t	42,587	35,185	22,968	21,913
Gold Grade	g/t	3.14	3.27	3.57	3.97
Silver Grade	g/t	4.24	5.38	3.98	3.87
Contained Gold	oz	4,301	3,695	2,640	2,799
Contained Silver	oz	5,799	6,085	2,937	2,728
Waste
Tonnes	t	1,544,405	2,049,795	758,401	1,287,997
Phase 2 - Capitalized Waste	t	0.0	0.0	1,286,632	614,119
Strip Ratio (1)	w:o	22.7	34.4	29.4	27.6

Milled
Diluted Vein	%	36%	39%	14%	49%
Historical Dump + Other*	%	64%	61%	86%	51%
Tonnes	t	52,478	52,681	51,865	51,242
Gold Grade	g/t	7.27	8.79	4.20	8.60
Silver Grade	g/t	8.34	11.78	5.08	8.17
Contained Gold	oz	12,266	14,888	7,002	14,175
Contained Silver	oz	14,071	19,953	8,479	13,453
Mill Availability	%	96%	97%	96%	97%
Average Tonnes per Day	t/day	606	598	584	576
Recovered
Gold Recovery	%	80.6%	82.0%	73.4%	85.0%
Gold Recovered	oz	9,875	12,206	5,142	12,053
Gold Equiv. Recovered (2)	oz	10,007	12,388	5,210	12,182
Gold Sold	oz	9,267	12,313	6,532	10,803
Gold Equiv. Sold (2)	oz	9,332	12,484	6,641	10,873
Avg. Realized Price Gold **	US$/oz	2,089	2,349	2,470	2,670
Avg. Realized Price Silver	US$/oz	24	28	29	31

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

**For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price.

(1) Strip Ratio calculation does not include the Waste Capitalization

(2) Equiv. Gold ounces are calculated by: Silver Rec. or Silver Sold (oz) / Avg. Realized Price of Gold (US$/oz) / Avg. Realized Price of Silver (US$/oz)

Table 2 - Quarter End Stockpile Statistics

	Units	Q1 2024	Q2 2024	Q3 2024	Q4 2024

Historical Dump + Other**
Tonnes	t	150,743	157,612	135,496	130,987
Gold Grade	g/t	2.57	2.45	2.49	2.69
Contained Gold	oz	12,474	12,436	10,849	11,327
Total
Tonnes	t	150,743	157,612	135,496	130,987
Gold Grade	g/t	2.57	2.45	2.49	2.69
Contained Gold	oz	12,474	12,436	10,849	11,327

 ** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

Mining

The mine produced an average of 508 tonnes per day of diluted vein and historical dump + other material in Q4 2024, with a strip ratio of 27.6:1, with an additional 614,119 tonnes of pre-stripping for the second phase of mining at Las Conchitas Central and the third phase of mining at Las Conchitas South.

The total production of diluted vein material in Q4 2024 came from five different zones: Las Conchitas South (El Limon 47.5%, Las Dolores 13.5%, Mango 2%), Las Conchitas Central (Cruz Grande 18%) and San Albino (Southwest Pit 19%).

The Company is continuing its near mine RC drilling campaign focusing on Las Conchitas Central, to test the high-grade vein at Cruz Grande and the extension of the high-grade zone at Cruz Grande Southwest.

Milling

All components of the 500 tpd gravity and carbon-in-leach processing plant have been fully operational since the beginning of May 2021. During Q4 2024, the plant throughput rate averaged 576 tpd, 15% above the nameplate capacity. The mill head grade averaged 8.60 g/t, comprised of 49% diluted vein material and 51% historical dump + other material. The percentage of diluted vein material relative to historical dump + other material was significantly higher than in Q3 due to the removal of mining constraints after the EIA permit for Las Conchitas was issued in July. 12,053 ounces of gold were recovered during the quarter at a recovery of 85.0%, resulting in the highest gold recovery since Q1 2022, which was the last quarter the mill was processing mostly oxide material.

Mill availability remained high at 97% which compares favorably with plant availability rates achieved throughout the industry.

Eagle Mountain Gold Project

In Q4 2024, the Company's activities at Eagle Mountain focused on engineering and environmental work, advancing tailings and waste dump siting studies, geotechnical drilling, hydrogeology and hydrology, and environmental geochemistry. In December, the Company engaged consultants with substantial experience in Guyanese permitting processes to lead the preparation of the Eagle Mountain EIA, which is scheduled to be submitted later this year. The consultant has relevant and recent experience with the environmental permitting process in Guyana, successfully leading the permitting process for another large-scale gold mining project elsewhere in the country.

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

Related Party Transaction and Formation of Special Committee

As the Moss gold mine is beneficially owned by EG Acquisition LLC, a wholly-owned subsidiary of Mako's controlling shareholder, Wexford, the Proposed Transaction is a related party transaction for Mako within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). As a result, the Board of Directors of Mako has appointed a special committee (the "Special Committee") to assist in the evaluation, negotiation and supervision of all matters relating to the Proposed Transaction and to consider and make recommendations to the Board. The Proposed Transaction will not have any impact on the percentage of securities of Mako beneficially owned or controlled by Wexford Capital LP. Pursuant to Section 5.5(a) and 5.7(1)(a) of MI 61-101, Mako is exempt from obtaining a formal valuation and minority approval of its shareholders for the Proposed Transaction on the basis that the fair market value of the Proposed Transaction is below 25% of Mako's market capitalization as determined in accordance with MI 61-101.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally. Mako's primary objective is to operate San Albino profitably and fund exploration of prospective targets on its district-scale land package. The Company also owns 100% of the gold project Eagle Mountain in Guyana, South America.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and certain expectations and assumptions, including that Q4, 2024 detailed operating costs and financial results will be available in April; This acquisition, and all associated capital expenditures required to restart mining operations will be funded out of a small fraction of the Company's cash generation from Q4 2024 and that the Company can operate San Albino profitably in order to fund exploration of prospective targets on its district-scale land package. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation; the successful completion of due diligence by Mako, the negotiation and entering into of a Definitive Agreement and related ancillary documentation to complete the Proposed Transaction expectations regarding the timing for the Arizona court's ruling on the status of the two outstanding net smelter royalties at the Moss mine; that the Company is not successful in operating San Albino profitably and/or funding its exploration of prospectus targets on its district-scale land package; political risks and uncertainties involving the Company's exploration properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q4 2024 production results at San Albino gold project, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.